                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 12)*



                       INCOME OPPORTUNITY REALTY TRUST
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                 Shares of Beneficial Interest, No Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 453-337-206
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas 75231
(214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 June 2, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  453-337-206                                      PAGE 2 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Realty Trust, Inc.
         54-0697989

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                        199,051
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                          -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        199,051
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                            -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           199,051
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           25.2%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  453-337-206                                      PAGE 3 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Basic Capital Management, Inc.
          75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                        7,325
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                          -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        7,325
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                            -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            7,325
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            .9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


          CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  453-337-206                                      PAGE 4 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Transcontinental Realty Investors, Inc.
          94-6565852
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          170,750
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          170,750
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             170,750
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             21.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


             CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  453-337-206                                      PAGE 5 OF 15 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Gene E. Phillips Children's Trust
           13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                           3,300
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                          -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                           3,300
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                            -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            3,300
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            .4%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


            OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                        INCOME OPPORTUNITY REALTY TRUST
                             CUSIP NO. 453-337-206

Item 1.          Security and Issuer

                 Item 1 is hereby amended to read as follows:

                 This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of Income Opportunity Realty Trust, a California business trust (the "Trust"), and amends the statement on Schedule 13D filed on April 12, 1995. The principal executive offices of the Trust are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.          Identity and Background

                 Item 2 is hereby amended to read as follows:

                 This statement is being filed on behalf of American Realty Trust, Inc. ("ART") , Basic Capital Management, Inc. ("BCM") Transcontinental Realty Investors, Inc. ("TCI") and the Gene E. Phillips Children Trust (the "GEP Trust") (collectively, the "Reporting Persons").

                 The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 41.4% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI. BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' Children.

                 (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 The following is a list of each executive officer and director of ART:

Name                                       Position(s)
- ----                                       -----------

Oscar W. Cashwell                          Director

G. Wayne Watts                             Director

Al Gonzalez                                Director

Ryan T. Phillips                           Director

Dale A. Crenwelge                          Director

Karl L. Blaha                              President

Name                                       Position(s)
- ----                                       -----------

Hamilton P. Schrauff                       Executive Vice President and
                                             Chief Financial Officer

Randall M. Paulson                         Executive Vice President

Bruce A. Endendyk                          Executive Vice President

Thomas A. Holland                          Senior Vice President and
                                             Chief Accounting officer

Robert A. Waldman                          Senior Vice President, Secretary
                                             and General Counsel

Drew D. Potera                             Treasurer


                 Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of Basic Capital Management, Inc. Mr. Cashwell is a citizen of the United States of America.

                 Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

                 Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

                 Mr. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips currently is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

                 Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

                 Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

                 Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

                 Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

                 Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

                 Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

                 Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

                 Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

                 (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992

                 BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                       Position(s)
- ----                                       -----------

Oscar W. Cashwell                          President

Karl L. Blaha                              Executive Vice President and
                                             Director of Commercial Management

Hamilton P. Schrauff                       Executive Vice President and
                                             Chief Financial Officer

Clifford C. Towns, Jr.                     Executive Vice President,
                                             Finance

Steven R. Young                            Executive Vice President -
                                             Director of Acquisitions

Name                                               Position(s)
- ----                                               -----------

Randall M. Paulson                         Executive Vice President

Bruce A. Endendyk                          Executive Vice President

Mark W. Branigan                           Executive Vice President

Thomas C. Holland                          Senior Vice President and
                                             Chief Accounting Officer

Robert A. Waldman                          Senior Vice President, General
                                             Counsel and Secretary

Drew D. Potera                             Vice President, Treasurer
                                             and Securities Manager

Ryan T. Phillips                           Director


                 Information with respect to Messrs. Cashwell, Schrauff, Blaha, Paulson, Endendyk, Holland, Waldman, Potera and Phillips is disclosed in
(I) and (II) above.

                 Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

                 Mr. Young's business address is 10670 North Central
Expressway, Suite 600, Dallas, Texas 75231.     Mr.  Young's present principal
occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

                 Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

                 (III) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investments in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 The following is a list of each executive officer and director of TCI:

Name                                       Position(s) with TCI
- ----                                       --------------------

Oscar W. Cashwell                          President

Hamilton P. Schrauff                       Executive Vice President and
                                             Chief Financial Officer

Karl L. Blaha                              Executive Vice President - Director
                                             of Commercial Management

Name                                       Position(s) with TCI
- ----                                       --------------------

Thomas A. Holland                          Senior Vice President and
                                             Chief Accounting Officer

Robert A. Waldman                          Senior Vice President, Secretary
                                             and General Counsel

Drew D. Potera                             Treasurer

Harold Furst                               Director

Geoffrey C. Etnire                         Director

John P. Parsons                            Director

Bennett B. Sims                            Director

Ted P. Stokely                             Director

Martin L. White                            Director

Edward G. Zampa                            Director


                 Information with respect to Messrs. Cashwell, Schrauff, Blaha, Paulson, Endendyk, Holland, Waldman and Potera is disclosed in (I), (II) and
(III) above.

                 Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

                 Mr. Furst's business address is 1311 Brewster Court, El Cerrito, California 94530. Mr. Furst's present principal occupation is Executive Vice President of SONY Signatures. Mr. Furst is an independent business consultant with emphasis on economic and financial matters. Mr. Furst is a citizen of the United States of America.

                 Mr. Parsons' business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parsons' present principal occupation is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parsons is a citizen of the United States of America.

                 Mr. Sims' business address is 62 W. 91st Street, Apt. 3, New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

                 Mr. Stokely's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

                 Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

                 Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa's present principal occupation is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

                 (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Gene E. Phillips' brother, Donald W. Phillips.

                 Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal
occupation is Chief Executive Officer of Syntek West, Inc.    Mr. Phillips is a
citizen of the United States of America.

                 Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald
W.  Phillips is a citizen of the United States of America.

                 During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.          Interest in Securities of the Issuer

                 Item 5 is hereby amended to read as follows:

                 (a) Share Ownership

                 The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares owned Directly

                                                   Number of                 Percent of
Name                                                Shares                   Class (1)
- ----                                               ---------                 ---------
ART                                                199,051                   25.2%
BCM                                                  7,325                     .9%
TCI                                                170,750                   21.6%
GEP Trust                                            3,300                     .4%

                                  TOTAL            380,426                   48.1%


                           Shares owned Beneficially

                                                   Number of                 Percent of
Name                                                Shares                   Class (1)
                                                   ---------                 -----------
ART                                                199,051                   25.2%
BCM                                                  7,325                     .9%
TCI                                                170,750                   21.6%
GEP Trust                                            3,300                     .4%
G. Wayne Watts (2)                                 199,051                   25.2%
Al Gonzalez (2)                                    199,051                   25.2%
Ryan T. Phillips (2)(3)(5)                         209,676                   26.5%
Dale A. Crenwelge (2)                              199,051                   25.2%
Oscar W. Cashwell (2)(3)(4)                        377,126                   47.6%
Harold Furst (4)                                   170,750                   21.6%
John P. Parsons (4)                                170,750                   21.6%
Martin L. White (4)                                170,750                   21.6%
Ted P. Stokely (4)                                 170,750                   21.6%
Edward G. Zampa (4)                                170,750                   21.6%
Bennett B. Sims (4)                                170,750                   21.6%
Geoffrey C. Etnire (4)                             170,750                   21.6%

Total Shares beneficially
  owned by Reporting Persons                       380,426                   48.1%

_________________________

         * Less than one-tenth of one percent

(1) Percentage calculations are based upon 791,444 Shares outstanding at April 28, 1995. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

(5) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

(b) Voting and Dispositive Power

                 Each of the directors of ART share voting and dispositive power over the 199,051 Shares held by ART. The director of BCM has voting and dispositive power over the 7,325 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 170,750 Shares held by TCI. The trustee of GEP Trust has voting and disposition power over the 3,300 Shares held by the GEP Trust.

(c) Transactions in securities

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                                   Number                           Price            Type of
Person                     Date            of Shares                         Per Share        Transaction
- ---------                  ----            ---------                         ---------        -----------
ART                       04/18/95              300                          $19.625          Open Market
ART                       04/19/95              200                          $19.625          Open Market
ART                       04/19/95              900                          $19.625          Open Market
ART                       04/21/95              100                          $19.625          Open Market
ART                       04/21/95            1,000                          $19.625          Open Market
ART                       04/24/95              500                          $19.625          Open Market
ART                       04/24/95              200                          $19.625          Open Market
ART                       04/25/95              300                          $19.625          Open Market
ART                       04/25/95              100                          $19.625          Open Market
ART                       04/28/95              100                          $19.625          Open Market
ART                       05/01/95              100                          $19.625          Open Market
ART                       05/03/95              300                          $19.625          Open Market
ART                       05/05/95              200                          $19.625          Open Market
ART                       05/08/95              200                          $19.625          Open Market
BCM                       05/11/95              100                          $19.625          Open Market
ART                       05/12/95              800                          $19.625          Open Market
ART                       05/16/95              100                          $19.625          Open Market
ART                       05/17/95              100                          $19.625          Open Market
ART                       05/23/95              200                          $19.625          Open Market
ART                       05/25/95              100                          $19.625          Open Market
ART                       05/26/95              600                          $19.625          Open Market
ART                       05/30/95            1,000                          $19.625          Open Market
ART                       05/31/95            1,600                          $19.625          Open Market
ART                       06/01/95              100                          $19.625          Open Market
ART                       06/02/95              200                          $19.625          Open Market

Item 6.          Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

                 Item 6 is hereby amended to read as follows:

                 ART has pledged 4,625 shares to Advest, Inc., pledged 2,000 shares to Alex Brown, pledged 2,000 shares to Allied Research, pledged 4,000 shares to Arnold Sec., pledged 200 shares to Baker & Co., pledged 5,500 shares to Bear Stearns, pledged 3,000 shares to Bidwell and Company, pledged 5,000 shares to CJ Lawrence, Inc., pledged 1,000 shares to Cowen & Co., pledged 6,400 shares to Dain Bosworth, pledged 10,000 shares to Dillon Read and Company, Inc., pledged 2,000 shares to Equitable, pledged 1,000 shares to First Alabama, pledged 2,100 shares to First Southwest, pledged 8,640 shares to Goldman Sachs, pledged 10,900 shares to Hambrecht & Quist, pledged 1,500 shares to Howe Barnes, pledged 2,500 shares to JB Oxford, pledged 4,000 shares to JW Charles, pledged 10,975 shares to Kemper (CA), pledged 2,200 shares to Kemper (TX), pledged 4,967 shares to Kirkpatrick Pettis, pledged 5,000 shares to Legg Mason
(NY), pledged 1,000 shares to Legg Mason (TX), pledged 2,000 shares to May Financial, pledged 16,100 shares to McDonald & Company, pledged 1,700 shares to Montgomery, pledged 4,100 shares to Mutual Sec., pledged 9,000 shares to NationsBank, pledged 5,500 shares to Olde, pledged 5,000 shares to Oppenheimer
(TX), pledged 1,000 shares to Pacific Brokerage, pledged 7,600 shares to Piper Jaffrey, pledged 1,000 shares to The Principal, pledged 1,000 shares to Quick & Reilly, pledged 15,400 shares to Rauscher Pierce Refsnes, Inc., pledged 7,000 shares to Rodman & Renshaw, Inc., pledged 9,300 shares to Roney & Co., pledged 9,144 shares to Smith Barney, pledged 1,000 shares to Southwest Sec., pledged 1,500 shares to T.F. White and pledged 1,000 shares to Worthen Bank in stock margin accounts maintained by it with such brokers.

                 BCM has pledged 1,000 shares to The Advisors Group, pledged 1,000 shares to Brown & Co., pledged 3,000 shares to Hambrecht & Quist, pledged 500 shares to Lombard, pledged 575 shares to Olde, pledged 250 shares to Smith Barney and pledged 1,000 shares to Worthen Bank in stock margin accounts maintained by it with such brokers.

                 GEP Trust has pledged 3,300 shares to Dean Witter Reynolds in a stock margin account maintained by it with such broker.

                 TCI has pledged 110,750 shares to Citicorp. and pledged 60,000 shares to Prudential (TX) in stock margin accounts maintained by it with such brokers.





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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1995


                                        AMERICAN REALTY TRUST, INC.


                                   By:  /s/ KARL L. BLAHA
                                        ---------------------------------
                                        Karl L. Blaha, President



                                        BASIC CAPITAL MANAGEMENT, INC.


                                   By:  /s/ HAMILTON P. SCHRAUFF
                                        ---------------------------------
                                        Hamilton P. Schrauff,
                                        Executive Vice President



                                        GENE E. PHILLIPS CHILDREN'S TRUST


                                   By:  /s/ DON W. PHILLIPS
                                        ---------------------------------
                                        Don W. Phillips, Trustee



                                        TRANSCONTINENTAL REALTY INVESTORS, INC.


                                   By:  /s/ HAMILTON P. SCHRAUFF
                                        ---------------------------------
                                        Hamilton P. Schrauff,
                                        Executive Vice President





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